Mail Stop 4561

January 31, 2008

D. Michael Kramer
Chief Executive and acting Financial Officer
Ohio Legacy Corp
2375 Benden Drive Suite C
Wooster, OH 44691

      Re: Ohio Legacy Corp
              Form 10-KSB for Fiscal Year Ended
              December 31, 2006
              Filed April 2, 2007
              File No. 0-31673

Dear Mr. Kramer:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              John P. Nolan
              Accounting Branch Chief